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                         May 14, 2021

       Paul Averback
       Chief Executive Officer
       NYMOX PHARMACEUTICAL CORP
       Bay & Deveaux Streets
       Nassau, The Bahamas

                                                        Re: NYMOX
PHARMACEUTICAL CORP
                                                            Registration
Statement on Form F-3
                                                            Filed May 12, 2021
                                                            File No. 333-256024

       Dear Dr. Averback:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tom
Kluck at 202-551-3233 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              M. Richard Cutler